EXHIBIT 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 12/17/25 to 12/24/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/17/2025	Buy	153,517	10.76
12/18/2025	Buy	7,533	10.75
12/23/2025	Buy	43,319	10.80
12/24/2025	Buy	3,800	10.79